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Board of Directors Thompson Plumb Funds, Inc. 1200 John Q. Hammons Drive Madison, WI 53717	January 30, 2004 Board of Trustees Dreyfus Premier Manager Funds II 200 Park Avenue New York, NY 10166

Re:	Tax Opinion with Respect to the Acquisition of the Assets of Thompson Plumb Balanced Fund, a Series of Thompson Plumb Funds, Inc., by Dreyfus Premier Balanced Opportunity Fund, a Series of Dreyfus Premier Manager Funds II

Ladies and Gentlemen:

          We have acted as counsel to Thompson Plumb Funds, Inc., a Wisconsin corporation (the "Company"), in connection with the proposed transfer of the assets of Company Balanced Fund (the "Fund"), a series of the Company, to Dreyfus Premier Balanced Opportunity Fund (the "Successor Fund") a series of Dreyfus Premier Manager Funds II, a Massachusetts business trust (the "Trust") solely in exchange for the Successor Fund shares to be distributed to the Fund shareholders in liquidation of the Fund. The transactions will occur pursuant to the Agreement and Plan of Reorganization dated as of October 24, 2003, executed by the Company on behalf of the Fund and by the Trust on behalf of the Successor Fund (the "Agreement"). The Agreement is attached as Appendix A to the Proxy Statement/Prospectus included in the Registration Statement on Form N-14 under the Securities Act of 1933 (the "Registration Statement"), filed by the Trust with the Securities and Exchange Commission. This opinion is rendered pursuant to Section 8.6 of the Agreement. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Agreement.

           In rendering our opinion, we have examined the Registration Statement and the Agreement and have, with your permission, relied upon, and assumed as correct, (i) the factual information contained in the Registration Statement; (ii) the representations and covenants contained in the Agreement; (iii) the factual representations made by the Company on behalf of the Fund and by the Trust on behalf of the Successor Fund contained in representation letters attached hereto; and (iv) such other materials as we have deemed necessary or appropriate as a basis for our opinion.

          On the basis of the information, representations and covenants contained in the foregoing materials and assuming the Reorganization is consummated in the manner described in the Agreement and the Proxy Statement/Prospectus included in the Registration Statement, we are of the opinion that:

                 1.      The transfer of all of the Fund's assets in exchange for Successor Fund Shares and the assumption by the Successor Fund of the Fund's stated liabilities, followed by the distribution by the Fund of the Successor Fund Shares to the Fund Shareholders in complete liquidation of the Fund, will constitute a "reorganization" within the meaning of Section 368(a)(1)(F) of the Internal Revenue Code of 1986, as amended (the "Code"), and the Fund and the Successor Fund will each be a "party to a reorganization" within the meaning of Section 368(b) of the Code.

                 2.      No gain or loss will be recognized by the Successor Fund upon the receipt of the assets of the Fund solely in exchange for Successor Fund Shares and the assumption by the Successor Fund of the stated liabilities of the Fund pursuant to the Reorganization. The holding period of Fund assets received by the Successor Fund will include the period during which such assets were held by the Fund, and the tax basis of the assets of the Fund in the hands of the Successor Fund will be the same as the tax basis of such assets in the hands of the Fund immediately prior to the Reorganization.

                 3.      No gain or loss will be recognized by the Fund upon the transfer of its assets to the Successor Fund in exchange for Successor Fund Shares and the assumption by the Successor Fund of stated liabilities of the Fund or upon the distribution (whether actual or constructive) of Successor Fund Shares to Fund Shareholders in exchange for their shares of the Fund pursuant to the Reorganization.

                 4.      No gain or loss will be recognized by the Fund Shareholders upon the exchange of Fund shares for Successor Fund Shares pursuant to the Reorganization.

                 5.      The aggregate tax basis for the Successor Fund Shares received by each Fund Shareholder pursuant to the Reorganization will be the same as the aggregate tax basis for Fund shares held by such Shareholder immediately prior to the Reorganization, and the holding period of Successor Fund Shares to be received by each Fund Shareholder will include the period during which Fund shares surrendered in exchange therefor were held by such Shareholder (provided Fund shares were held as capital assets on the date of the Reorganization).

                 6.      For purposes of Section 381 of the Code, the Successor Fund will be treated as the Fund would have been had there been no reorganization. Accordingly, the taxable year of the Fund will not end on the effective date of the Reorganization and the tax attributes of the Fund will be taken into account by the Successor Fund as if there had been no reorganization. As a result, the Fund will not be required to file a short period income tax return as a result of the Reorganization. The Successor Fund may continue to use the same taxpayer identification number previously used by the Fund.

          This opinion expresses our views only as to federal income tax laws in effect as of the date hereof, including the Code, applicable Treasury Regulations, published rulings and administrative practices of the Internal Revenue Service (the "Service") and court decisions. This opinion represents our best legal judgment as to the matters addressed herein, but is not binding on the Service or the courts. Furthermore, the legal authorities upon which we rely are subject to change either prospectively or retroactively. Any change in such authorities or any change in the facts or representations, or any past or future actions by the Trust, the Successor Fund, the Company or the Fund contrary to such representations might adversely affect the conclusions stated herein.

Very truly yours, QUARLES & BRADY LLP